Exhibit (a)(6)

DICON FIBEROPTICS, INC.

QUESTIONS AND ANSWERS

ABOUT THE OFFER OF

DICON FIBEROPTICS, INC.

TO PURCHASE FOR CASH UP TO 154,500 SHARES

OF COMMON STOCK AT A PURCHASE PRICE OF

$1.00 PER SHARE

April 25, 2006

QUESTIONS AND ANSWERS ABOUT THE OFFER OF

DICON FIBEROPTICS, INC.

TO PURCHASE ITS STOCK

The following information is designed to answer frequently asked questions about the offer by DiCon Fiberoptics, Inc. to purchase shares of its common stock. Shareholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.	What Is This Offer To Purchase?
A.
DiCon Fiberoptics, Inc. is inviting its shareholders to tender shares of its common stock, no par value (the “Shares”), at a price of $1.00 per share, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated April 25, 2006, and in the enclosed Letter of Transmittal (which together constitute the “Offer”).

Q.	What Will Happen If More Than 154,500 Shares Are Tendered At Or Below The Purchase Price?
A.
In the event more than 154,500 Shares are tendered, Shares tendered will be acquired by the Company (i) first from any shareholder who owned beneficially, as of the close of business on March 31, 2006 and continues to own beneficially as of the termination of the Offer, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares, and (ii) then from all other tendering shareholder subject to proration.

Q.	How Do I Tender My Shares?
A.
Pursuant to your Buy-Sell Agreement with the Company, most of you have previously appointed the Secretary of the Company as custodian to hold your stock certificate(s). In tendering your shares, by signing the Letter of Transmittal, you will be authorizing the Secretary, as your custodian, to release your stock certificate(s) to the Company. Only the number of shares you tender will be released to the Company, if your share certificate(s) represent more shares than you intend to tender, the Company will issue the remaining shares to you in a new stock certificate.

To tender the shares, you must return a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Company’s Transfer Agent by 9:00 p.m. California Time on May 22, 2006. The Stock Administrator will release your certificate from the Company’s safe for the Shares being tendered.

Q.	What Do I Do If I Was One Of The Few Shareholders Who Held My Own Certificate And Have Lost My Certificates, Or If They Have Been Mutilated, Destroyed Or Stolen, But I Still Want To Tender Them?
A.
If any certificate for shares have been lost, destroyed or stolen, you must, in lieu of delivering the certificate, sign and deliver an affidavit in the form attached to the Letter of Transmittal. DiCon reserves the right to reject any affidavit if it determines that it contains false or inaccurate information or if it is otherwise deficient.

If you have additional questions, call Jean Lin, the Company’s Stock Administrator, at (510) 620-5352 for instructions for tendering Shares in such circumstances or email Jean Lin, Stock Administrator, at jlin@diconfiber.com.

Q.	Does the Company’s Buy-Sell Agreements restrict the transfer of shares in this Offer to Purchase?
A.
The Buy-Sell Agreements generally give DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreements, such as the termination of an employee shareholder’s employment with DiCon. By approving the Offer, in accordance with the Buy-Sell Agreements, the Board of Directors consented, on behalf of the Company, to the transfer of the shares and approved the Company’s purchase of the tendered shares in the Offer.

Q.	Do I Have To Sell My Stock To The Company?
A.	No. No shareholder is required to tender any stock.
Q.	What Happens If I Do Not Tender My Stock To The Company To Purchase?
A.
Nothing will happen if you do not tender any or all of your Shares. Your Shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of Shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, since the Company will purchase up to 154,500 of its outstanding Shares, the percentage of the outstanding stock which you own will increase because the number of outstanding Shares will be reduced.

Q.	What If The Terms Of The Offer Change?
A.	In the event the Expiration Date is extended or if the terms of the Offer are materially changed, the Company will generally give notice of the change within at least 3 business days.
Q.	Is There Any Brokerage Commission?
A.	No. The Company will purchase stock directly from each shareholder at the Purchase Price without the use of a broker.
Q.	Can I Change Or Cancel My Tender?
A.
You may increase or decrease the number of Shares indicated in the Letter of Transmittal or withdraw it entirely up until 9:00 p.m. on May 22, 2006. Generally after May 22, 2006, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the May 22, 2006 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the May 22, 2006 deadline.

Q.	Can You Summarize The Process By Which Shares Are Validly Tendered?
Generally, to tender your shares you must complete the Letter of Transmittal as follows:
	-	List the certificates and the number of Shares that you are tendering in the box captioned “Description of Shares Tendered”.
	-	If you want to give us special payment instructions, complete the box captioned “Special Payment Instructions”.
	-	If you want to give us special delivery instructions, complete the box captioned “Special Delivery Instructions”.
	-	If you are an Odd Lot Holder who is tendering all your shares, complete the box captioned “Odd Lots”.
	-	If you want to make a conditional tender of Shares, complete the box captioned “Conditional Tenders”.
	-	Complete Form W-9 (or the applicable W-8) to certify your tax identification number.
	-	Sign the Letter of Transmittal in the box captioned “Sign Here”.

These documents must be received by the Company’s Transfer Agent no later than 9:00 p.m. on May 22, 2006. Please see Section 4 and the Letter of Transmittal for more details about how to tender Shares.

Q.	How Can I Get More Information?
A.	If you have a question, please call Jean Lin, Stock Administrator, at (510) 620-5352, from 8:30 a.m. - 5:30 p.m., Pacific Time, Monday through Friday or email her at jlin@diconfiber.com.
Q.	Are the payments received by Foreign shareholders pursuant to the Offer to Purchase subject to United States withholding tax?
A.
Yes. DiCon will withhold income tax at the rate of 30% from the gross proceeds received for the shares pursuant to the Offer to Purchase unless (i) the Foreign shareholder is located in a jurisdiction that has a tax treaty with the United States that provides a reduced withholding rate for dividends AND the Foreign shareholder provides DiCon with the appropriate Form W-8 (generally Form W-8BEN), in which case the lower withholding rate will be used, or (ii) the gross proceeds are effectively connected with the conduct of a trade or business by the Foreign shareholder within the United States AND the Foreign shareholder provides DiCon with the appropriate Form W-8 (generally Form W-8ECI), in which case no income tax withholding will be made.  See Section 14 of the Offer to Purchase for a discussion of the material United States federal income tax consequences relevant to Foreign shareholders participating in the Offer to Purchase.

This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of the Company is made only by the DiCon Fiberoptics, Inc. Offer to Purchase document dated April 25, 2006 and the accompanying Letter of Transmittal.